SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: January 29, 2010
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
EXHIBIT INDEX
EX-99.1
EX-99.2
EX-99.3

Supplemental Indentures
     Dated as of January 29, 2010, Navios Maritime Holdings Inc. (the “Company”) entered into a First Supplemental Indenture in order to add Aramis Navigation Inc., a Marshall Islands corporation and an indirect subsidiary of the Company, as a guarantor to its Indenture dated November 2, 2009 providing for the issuance of its 8 7/8% First Priority Ship Mortgage Notes due 2017.
     A copy of the First Supplemental Indenture is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
      Dated as of January 29, 2010, the Company entered into a Twenty-Seventh Supplemental Indenture in order to add Aramis Navigation Inc., a Marshall Islands corporation and an indirect subsidiary of the Company, as a guarantor to its Indenture dated December 18, 2006 providing for the issuance of its 9 1/2% Senior Notes due 2014.
      A copy of the Twenty-Seventh Supplemental Indenture is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.
     Dated as of October 23, 2009, the Company entered into a Twenty-Sixth Supplemental Indenture in order to add Palermo Shipping S.A., a Marshall Islands corporation and an indirect subsidiary of the Company, as a guarantor to its Indenture dated December 18, 2006 providing for the issuance of its 9 1/2% Senior Notes due 2014. Subsequently, Palermo Shipping S.A. was released as a guarantor under the Indenture in connection with the sale of the Navios Apollon to Navios Maritime Partners L.P.
     A copy of the Twenty-Sixth Supplemental Indenture is furnished as Exhibit 99.3 to this Report and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: February 17, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	First Supplemental Indenture dated as of January 29, 2010

99.2	Twenty-Seventh Supplemental Indenture dated as of January 29, 2010

99.3	Twenty-Sixth Supplemental Indenture dated as of October 23, 2009